Garrett Winslow | 617 348 3028 | gwinslow@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

March 12, 2010

VIA FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Damon Colbert

Re:	BG Medicine, Inc.

Dear Mr. Colbert:

On behalf of BG Medicine, Inc. (the “Company”) and in connection with the Company’s response to comment #15 of the staff of the Securities and Exchange Commission’s Division of Corporation Finance contained in the letter dated February 25, 2010 from John Reynolds, Assistant Director, to Pieter Muntendam, M.D., the Company’s President and Chief Executive Officer, the enclosed supplemental materials attached hereto as Exhibit A and Exhibit B contain support for references to certain market data contained in the Company’s Registration Statement on Form S-1, initially filed with the Commission on January 29, 2010, as amended February 12, 2010 and March 12, 2010 (the “Registration Statement”). The supplemental materials include the pages from the Kalorama report from which the market data on pages 51 and 52 of Amendment No. 2 to the Registration Statement was taken and have been marked where appropriate.

Please do not hesitate to contact the undersigned with any questions regarding this letter.

Sincerely,

/s/ Garrett Winslow

Garrett Winslow

Enclosures

cc:	BG Medicine, Inc.

Pieter Muntendam, M.D.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

William T. Whelan, Esq.

Scott A. Samuels, Esq.

Linda Rockett, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | WASHINGTON | RESTON | NEW YORK | STAMFORD | LOS ANGELES | LONDON | PALO ALTO

Exhibit A

The Current Healthcare Landscape and Its Limitations

The increasing cost of healthcare is driving a need for reform. In the United States, for example, healthcare expenditures in 2009 represented approximately 18% of the Gross Domestic Product, or GDP, according to the President’s Council of Economic Advisors. Absent healthcare reform that addresses the cost of healthcare, these expenditures are expected to continue to rise sharply. If the historical growth trend continues, the share of GDP devoted to healthcare in the United States is projected to reach 34% by 2040, according to this same source. Furthermore, with nearly half of current healthcare spending being covered by local, state and federal government, government programs like Medicare and Medicaid will continue to demand an ever increasing share of tax dollars. Current healthcare reform efforts are focused on improving overall financing and purchasing, such as the use of value-based purchasing to drive quality and clinical improvements. Although reform in healthcare financing and administration can offer some opportunity to mitigate increases in healthcare cost, we believe improved medical management is needed to improve patient care outcomes and concurrently reduce the overall cost of care.

Healthcare reform is happening against the backdrop of substantial growth in biomedical information and an increasing complexity of medical care. Scientific experiments and clinical observations have documented the heterogeneity, or differences, in the underlying causes and symptoms among patients, of medical conditions and the variability in patient responses to treatments. Physicians currently have limited information about the underlying cause of disease to enable individualized treatment decisions for patients. Consequently, the current treatment paradigm is commonly based on a one-size-fits-all treatment model and a trial-and-error approach to finding the most suitable treatment for an individual patient. We believe that the combination of disease and patient disparateness and an increasing number of available therapeutic options creates an urgent need and a significant opportunity to more accurately match patients with appropriate treatments. We believe that diagnostic tests can play a central role in the solution to this important medical challenge of matching patients with appropriate treatments and can contribute to improved medical outcomes at reduced cost.

In addition, the current medical treatment model for most diseases continues to largely rely on detection and, in most cases, characterization of disease based on signs observed by physicians and symptoms perceived by the patient. Many disease conditions have a subclinical stage during which these signs and symptoms are not present or are insufficient to prompt the patient to seek medical care. Moreover, when a patient seeks medical care in the early stages of disease, these signs and symptoms are often not specific. With the lack of noticeable clinical symptoms, physicians may make incorrect or inconclusive diagnoses. However, many medical conditions are easier to treat in the early stage of the disease, and long-term complications and high-cost medical interventions can often be avoided when the disease is detected and treated early. These considerations apply to many common serious medical conditions, particularly in cardiovascular and metabolic diseases, and some forms of cancer and central nervous system diseases. We believe that novel diagnostic tests can play a pivotal role in the early detection and characterization of diseases, enabling more effective and often lower cost treatments as compared to the current medical model, which relies on the presence and recognition of signs and symptoms.

Diagnostic Industry Overview

The in vitro diagnostics, or IVD, industry focuses on developing products used to evaluate and analyze biological specimens derived from bodily fluids, such as blood, blood plasma and serum, urine, cells and other substances taken from patients. The information generated may be used by physicians to help identify persons at risk of disease, diagnose disease, stratify disease severity among patients, determine prognosis, monitor disease state and progression, guide and monitor therapy, and aid in the clinical management of patients. According to Kalorama Information, an independent market research firm, the global IVD market was approximately $42 billion in 2007 and is projected to reach $56 billion in 2012, growing at a compound annual growth rate, or CAGR, of 6%. Leading IVD manufacturers include Abbott, Siemens, Roche, Ortho Clinical Diagnostics and Beckman Coulter. “Customers” for in vitro diagnostic tests typically include a patient, whose specimen is used to measure the biomarker or analyte, a physician, who orders and interprets the results of the test, a laboratory which purchases the in vitro diagnostic kits and instruments to perform the test and a payor, which may reimburse for some or all expenses associated with conducting the test.

SECTION 4

Kalorama 2008

Rule 83 Confidential treatment request made

by BG Medicine, Inc.; Request No. 2010.03.18.A.1

[***]

Exhibit B

Molecular diagnostics currently represent a significant portion of the IVD market. According to Kalorama Information, the molecular diagnostics market, including a variety of laboratory tests, such as consumer diagnostics (over-the-counter and at-home tests), clinical research, biomarker discovery and testing and novel molecular analyses, was approximately $18 billion in 2006 and is projected to exceed $92 billion in major markets by 2016, representing a CAGR of 18%. The term molecular diagnostics refers to tissue and blood-based laboratory tests that measure DNA, RNA, proteins or metabolites to detect genotypes, mutations or biochemical changes that are markers of these biological characteristics, or biomarkers. Although tissue-based tests, such as certain genomic tests typically used in cancer, provide important new options to clinicians and patients, access to evaluable tissue samples is often difficult and expensive. We believe these factors severely limit the opportunities for tissue-based biomarker tests, in contrast to blood-based tests, which benefit from the ease and low cost of access to evaluable samples.

A biomarker is one or more biological characteristics that can be objectively measured and evaluated as an indicator of normal or pathogenic processes. Since biomarkers correlate with an underlying process within the body, tests to measure these biomarkers can be used effectively to aid physicians in a variety of ways. While genes are typically associated with the presence or absence of a genetic disease predisposition, proteins and metabolites often reflect the presence, severity or activity of a disease state. Therefore, the presence or amount of proteins or metabolites in the body can often serve as biomarkers for detecting presence of disease states such as cardiovascular disease and monitoring the progress of these diseases during treatment.

Conventional diagnostic assays are typically used to evaluate the concentration of a particular biomarker or other analyte, with the actual concentration providing information to the physicians ordering the test. This measured value is then compared to a determined normal range, a particular target value, a cut-off value, or the patient’s own baseline or prior values. It has increasingly been recognized that the clinical utility of a biomarker may be significantly greater when analyzed as a composite with one or more other biomarkers, often referred to in test form as a multivariate index assay. In its simplest format, multivariate index assays can produce a ratio between two analyte values, but when larger numbers of analytes are measured, mathematical formulas called algorithms are utilized to calculate either a score or a clinical categorization such as low, intermediate or high risk.

Over the past several decades, leading diagnostic laboratory instrument manufacturers have achieved significant improvements in automated testing methods and systems for hematology, chemistry and immunoassays. An immunoassay is a biochemical test that measures the concentration of a substance in a biological liquid, such as blood serum, or a biochemical test that measures the concentration of an analyte using chemical antibodies. In addition to developing and manufacturing these advanced diagnostic laboratory instruments, these manufacturers have established significant manufacturing and supply chain logistics and sales and marketing infrastructures for the diagnostic reagents used by their systems. The diagnostic instrument systems they offer range in size from small hand-held devices for point-of-care usage to large robotic laboratory systems that can handle more than 1,000 samples per hour and hold reagents for more than 50 assays. These immunoassay systems rely on established antibody methods in which one or more antibodies bind to the analyte, or substance being measured, which is usually a protein. These systems also utilize a method to detect such binding and are able to analyze the absolute concentration of the protein in question. These systems can be used to run various assays and manufacturers typically offer comprehensive menus of immunoassays, with the majority of analytes overlapping between manufacturers. We believe that this installed base of automated instruments offers an exceptional opportunity to make novel biomarker tests available to laboratories globally without the need for investment in development and commercialization of instrumentation specific to the “content” of the tests. We refer to this strategy as “separation of content and instrument,” which contrasts with the traditional model where manufacturers of automated laboratory instruments also discover and develop their own proprietary diagnostic tests for use as content exclusively for their instruments.

The FDA proposed a regulatory framework for in vitro diagnostic multivariate index assays, or IVDMIAs, and issued draft guidance that indicates how it may regulate IVDMIAs. Although the draft guidance has not been finalized, the FDA has cleared three IVDMIAs. In February 2007, the FDA cleared the first premarket notification 510(k) submission of an IVDMIA, Agendia’s MammaPrint® breast cancer recurrence assay. Subsequently, two additional IVDMIA products were cleared under the FDA’s IVDMIA draft guidance. We

SECTION 5

Kalorama 2007

Rule 83 Confidential treatment request made

by BG Medicine, Inc.; Request No. 2010.03.18.A.2

[***]